John F. Moynahan
                             12302 Blair Ridge Road
                             Fairfax, Virginia 22033



May 13, 1998

Mr. Edward G. Newman
President, C.E.O. and Chairman of the Board
Xybernaut Corporation
12701 Fair Lakes Circle, Suite 550
Fairfax, VA  22033

Dear Ed:

I have accepted a position as Senior Vice President and Chief Financial Officer of Precision Auto Care, Inc. in Leesburg, Virginia and I am hereby tendering my resignation as an officer, director and employee of Xybernaut effective June 3, 1998.

You can be confident that I will work through this transition period with the same level of professionalism and dedication that I have always provided to Xybernaut.

Precision is an international owner, franchiser, manufacturer and distributor of auto maintenance products and services that currently has approximately $50 million in revenues at the corporate level and over $200 million in revenues at the system level. The Company went public in November 1997 and has excellent prospects both in the U.S. and internationally.

I will always feel a part of the Xybernaut team and I wish success for the company and its members. Rest assured that I am available to assist you and I look forward to being a customer.

With Sincere Thanks for Your Friendship and Support,

/s/ John F. Moynahan


cc:        Steven A. Newman